UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2025 (Report No. 2)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On March 7, 2025, Foresight Autonomous Holdings Ltd. (the “Company”), with its wholly owned subsidiary, Eye-Net Mobile Ltd. (“Eye-Net”), entered into securities purchase agreements (“Securities Purchase Agreements”) with institutional and private investors for an investment in Eye-Net, based on an Eye-Net pre-money valuation of $45 million. The gross proceeds of the investment will be approximately $2.75 million, before deducting finders’ fees and other estimated offering expenses.

The investment will be executed through the direct purchase of approximately 5.8% of Eye-Net’s ordinary shares. Eye-Net granted the investors certain antidilution protections in the event of a down round effectuated within a year of the closing of their investment, subject to a floor valuation of $30 million.

In addition, the Company agreed to issue warrants to purchase American Depositary Shares (“ADSs”), each representing 30 ordinary shares of the Company, as follows: (i) Series A Warrants to purchase ADSs at an exercise price of $0.01 per ADS, exercisable until the later of June 30, 2025, or 90 days from the date on which the Registration Statement (as defined below) becomes effective, for a number of ADSs equal to the quotient of (A) the investment amount paid by each investor divided by (B) the lowest closing price of the ADSs on Nasdaq Capital Market (“Nasdaq”) during the five trading days preceding the exercise date, but at a price no lower than $0.45; provided that in no event shall the aggregate number of ADSs issuable upon exercise of the Series A Warrants exceed 6,111,111 ADSs, and (ii) Series B Warrants to purchase ADSs at an exercise price per ADS equal to 125% of the most recent price of the ADSs on Nasdaq known at the closing of the transaction (the “Closing ADS Price”), exercisable for a 24 month period following the closing, for a number of ADSs equal to 75% of the quotient of (A) the investment amount paid by each investor divided by (B) the Closing ADS Price.

The Series A Warrants and Series B Warrants will not be listed for trade; however, the Company has agreed to file a resale registration statement to cover the resale of the ADSs issuable upon the exercise of the Series A Warrants and Series B Warrants by April 15, 2025 (the “Registration Statement”).

An investment of $2.1 million out of the total investment amount was completed March 11, 2025, with the remaining balance expected to close on or about March 13, 2025, contingent upon the fulfillment of conditions customary for such transactions, including obtaining appropriate regulatory approvals and accuracy of representations and warranties. Eye Net intends to use the net proceeds of this offering for working capital and other general corporate purposes.

In the event that following the closing date but prior to lapse of twelve month period thereafter, Eye-Net consummates a transaction or series of related transactions for an equity investment in Eye-Net’s securities in an aggregate amount exceeding US $1,000,000 at a price per share underlying such transaction or series of transactions lower than the price per share, the price per share shall be adjusted to reflect the price per share underlying such next investment, subject to adjustments for share splits, reverse splits and recapitalizations; provided, however, that in no event the adjusted price per share shall reflect Eye-Net’s pre-money valuation of less than US $30,000,000. In such event, the number of ordinary shares issuable hereunder shall be increased accordingly, based on the adjusted price per share, and on the date of closing of the next investment, Eye-Net shall issue to the investor his respective amount of additional ordinary shares against payment by such investor of the par value thereof.

The securities described above were offered pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), Rule 506(b) of Regulation D promulgated thereunder and/or Regulation S. The securities have not been registered under the Securities Act or applicable state securities laws. Accordingly, the securities may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This Report of Foreign Private Issuer on Form 6-K (the “Report”), nor the exhibits, constitute an offer to sell, or the solicitation of an offer to buy our securities, nor shall there be any sale of our securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing description of the forms of Series A Warrants, Series B Warrants, and Securities Purchase Agreements does not purport to be complete and is qualified in its entirety by the terms of the forms of Series A Warrants, Series B Warrants, and Securities Purchase Agreements, which are attached hereto as Exhibits 4.1, 4.2 and 10.1, as applicable, and are incorporated herein by reference.

This Report is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-276709) and Form S-8 (Registration Nos. 333-229716, 333-239474, 333-268653 and 333-280778), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
4.1	Form of Series A Warrant
4.2	Form of Series B Warrant
10.1	Form of Securities Purchase Agreement, dated March 7, 2025, between Foresight Autonomous Holdings Ltd. and each of the investors on the Investor Signature Pages to the Securities Purchase Agreement as Schedule D thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: March 12, 2025	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer